VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F 2025 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Paysafe Limited has made disclosure pursuant to such provisions in its annual report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 3, 2026.

Respectfully submitted,

Paysafe Limited

By:	/s/ Elliott Wiseman
Name:	Elliott Wiseman
Title:	Chief Legal Officer

March 3, 2026